Date: October 12, 2012

Mark P. Shuman

Securities and Exchange Commission

Re:

Bookedbyus Inc.

Amendment No. 1 Registration Statement on Form S-1

Filed July 9, 2012

File No. 333-176705

In response to your letter dated August 3, 2012, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Bookedbyus Inc. (the “Company”).  Amendment No. 2 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s August 3, 2012 letter in italicized text immediately before our response.

 General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

—

 Describe how and when a company may lose emerging growth company status;

—

 Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

—

 State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

Response

In accordance with your request, we have disclosed on our prospectus cover page:

“Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•              the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•              the last day of the fiscal year following the fifth anniversary of the completion of this offering;

•              the date on which we have, during the previous three-year period, issued more than $1 billion in non-            convertible debt; and

•              the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of        1934, or the Exchange Act.

 We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

The company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to section 107(B) of the Jump Start Business Act of 2012.

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures

Response

N/A

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company

Response

We have described th extent to which any of these exemptions are available as follows:

“For as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.”

2.

Please provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response

The Company has not authorized anyone to provide written materials on our behalf. Furthermore, the Company has not developed research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

3.

Please update the financial statements to comply with Rule 8-08 of Regulation S- X. Also update MD&A and other corresponding disclosure.

Response

We have updated the financial statements in accordance with your recommendations.

Outside Front Cover Page of Prospectus

4.

We note your revised disclosure in response to prior comment 2. As you have disclosed elsewhere in the prospectus, please disclose that selling security holders will sell shares at a fixed price of $0.10 per share, even if the shares are quoted on the OTC Bulletin Board. Also disclose, if true, that the sale of shares by selling security holders will continue after the company’s direct offering has concluded. Make similar revisions to the “Summary of the Offering by the Company,” “Determination of Offering Price,” and “Sales of Shares by Selling Stockholders” sections of the prospectus.

Response

In accordance with your recommendations, we have revised our disclosure following the second sentence of the last paragraph of the outside front cover of the prospectus as follows:

“Selling security holders will sell shares at a fixed price of $0.10 per share throughout the offering period, even if the shares are quoted on the OTC Bulletin Board. The sale of shares by selling security holders will continue after the Company’s direct offering has concluded.”

In the sections captioned “Summary of Offering by the Company”, “Determination of Offering Price” and “Sales of Shares by Selling Stockholders”, we have revised our disclosure as follows:

“Selling security holders will sell shares at a fixed price of $0.10 per share throughout the offering period, even if the shares are quoted on the OTC Bulletin Board. The sale of shares by selling security holders will continue after the company’s direct offering has concluded.  The Company will receive none of the proceeds from the sale of the shares by the Selling Stockholders.”

Summary Information

Summary Information about Bookedbyus, page 6

5.

We note your response to prior comment 3 and that you have been a licensed distributor of software systems created by Digital Programa Inc. since January 1, 2011. Please concisely explain here, in “Information With Respect to the Registrant,” and MD&A why it appears that you have been unable to bring the licensed product to market in the United States and Canada for over a year and a half, and what additional steps you must take in order to sell your product.

Response

The Company does not believe your comment applies to all of our facts and circumstances.

The last sentence of paragraph 2 in the section captioned “Summary Information about Bookedbyus” states “The Company has not yet implemented its business model.”

Paragraphs 3 and 4 of this section describe our reasons for not implementing our business model as follows:

“With the exception of cash advances from our Officer and Director, our only source for cash at this time is investments by others in this offering. We must raise cash to implement our strategy and stay in business. Over the next twelve months, we plan introduce iDrive and eDrive. Accordingly, the Company has budgeted (i) to pay for general business development costs estimated at $201,000; (ii) to pay for sales and marketing costs, estimated at $149,550; and (iii) to pay for software development costs, estimated at $635,000.

In the event we do not raise any proceeds from this offering, the Company’s existing cash will not be sufficient to fund the expenses related to this offering, to maintaining a reporting status and to implement its planned business. The Company’s sole officer and director, Mr. Person has indicated that he may be willing to provide a maximum of $20,000, required to fund the offering expenses and maintain the reporting status, in the form of a non-secured loan for the next twelve months as the expenses are incurred. However, there is no contract or written agreement in place.”

In the section captioned “Information with respect to the Registrant”, at the end of the sub-section captioned “Business Description” and in accordance with your recommendation, we have revised our disclosure by adding a paragraph at the end of this sub-section as follows:

“The Company has not yet implemented its business model. We must raise cash to implement our strategy and stay in business. In the event we do not raise any proceeds from this offering, the Company’s existing cash will not be sufficient to fund the expenses related to this offering, to maintaining a reporting status and to implement its planned business. Over the next twelve months, we plan introduce iDrive and eDrive (see Plan of Operations, page 61).

In the second last paragraph of the section captioned “Capital Resources and Liquidity”, we again state “No substantial revenues are anticipated until we have completed the financing from this offering and implemented our Plan of Operations. With the exception of cash advances from our Officers and Director, our only source for cash at this time is investments by others in this offering. We must raise cash to implement our strategy and stay in business. The amount of the offering will likely allow us to operate for at least one year.” However we have revised our disclosure by replacing the word “strategy” with the words “Plan of Operation”.

Summary of the Offering by the Company, page 6

6.

Please disclose that you will not receive any proceeds from shares sold by the selling security holders.

Response

Following the second sentence of the first paragraph of this section, we have revised our disclosure by adding the following sentence:

“The Company will not receive any proceeds from shares sold by the selling security holders.”

Risk Factors, page 8

General

7.

We note your response to prior comment 7. You have not filed a registration statement on Form 10 or Form 8-A to register a class of common stock under Section 12 of the Exchange Act. As such, you will only have to comply with the limited reporting requirements imposed by Section 15(d) of the Exchange Act. As previously requested, please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. In addition, briefly explain how those reports vary from the reporting obligations imposed on Section 12 registrants. For example, but without limitation, the proxy rules and certain beneficial ownership reporting rules do not apply to Section 15(d) registrants.

Response

For our response to comment 7 and comment 8 below, we respectfully submit the following revised disclosure in the section captioned “Plan of Distribution”:

“We are paying the expenses of the offering because we seek to: (i) become a reporting company with the SEC under the Exchange Act; and (ii) enable our common stock to be traded on the OTC Bulletin Board. We will to file a Form 8-A registration statement with the SEC prior to, or concurrently with, the effectiveness of this Form S-1 registration statement. The filing of the Form 8-A registration statement will cause us to become a reporting company with the SEC under the Exchange Act concurrently with the effectiveness of the Form S-1 registration statement. We must be a reporting company under the Exchange Act in order for our common stock to be eligible for trading on the OTC Bulletin Board.”

Furthermore, in the section captioned “Available Information”, we have added the following paragraph:

“We will file a Form 8-A registration statement with the SEC prior to, or concurrently with, the effectiveness of this Form S-1 registration statement. The filing of the Form 8-A registration statement will cause us to become a reporting company with the SEC under the Exchange Act concurrently with the effectiveness of the Form S-1 registration statement.”

8.

As noted in prior comment 8, it appears reasonably likely that you will have less than three hundred record holders at your next fiscal year end and at the conclusion of the offering. If you have less than three hundred record holders at the beginning of the fiscal year following the fiscal year your registration statement is declared effective, your reporting obligations under Section 15(d) of the Exchange Act would be suspended under that statutory section, and you would not be required to provide periodic or current reports following the Form 10-K for the fiscal year in which your registration statement was declared effective. See Section 15(d)(1) of the Exchange Act (“The duty to file under this subsection shall also be automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class . . . to which the registration statement relates are held of record by less than 300 persons”). As previously requested, please include a risk factor that explains the associated risks to potential investors.

Response

Please see our response to Comment 7 above.

9.

Please add a risk factor that addresses management’s apparent lack of experience in areas related to the company’s planned business. See Item 503(c) of Regulation S-K.

Response

“SINCE OUR OFFICERS AND DIRECTOR HAVE NO PRIOR BUSINESS EXPERIENCE IN OUR PLANNED BUSINESS, WE FACE A HIGH RISK RESULT OF BUSINESS FAILURE WHICH MAY RESULT IN THE LOSS OF YOUR INVESTMENT

Our officers and director have no prior business experience in our industry and our planned business. Our ability to achieve and maintain profitability and positive cash flow is dependent upon a number of factors including the decisions made by our officers and director. As a result, we face a high risk of business failure which may result in the loss of your investment”

“Because IDrive is a registered trademark of another company…,” page 12

10.

We note your response to prior comment 9. Please also disclose the impact that the cost of any related litigation could have on your company.

Response

We have revised the descriptive portion of this risk factor on page 12 as follows:

“As a reseller or distributor of rich media marketing solutions, we will attempt to establish a reputation for high-caliber reseller or distributor of rich media marketing services and we will attempt to establish brand names for the products we sell. If the Company is forced to change product names, clients may no longer recognize our brand. In addition, we could be subject to legal liability resulting in unplanned litigation costs and a loss of client relationships. Accordingly, no assurances can be given that we will retain clients in the foreseeable future. Litigation costs, changing product names and our inability to retain clients could have a future adverse effect on our results of operation.”

“Adoption of smartphones and PDA’s may be slower than expected...,” page 12

11.

We note your response to prior comment 13. Please explain management’s basis for its belief that “overall penetration is still relatively low,” or delete.

Response

We have deleted this risk factor.

“Adoption of email marketing may be slower than expected...,” page 12

12.

We note your response to prior comment 13. Please explain management’s basis for its belief that “a majority of small businesses will have adopted email marketing within the next 12 months,” or delete.

Response

We have deleted this risk factor.

Information with Respect to the Registrant

Business Description, page 25

13.

We note your response to prior comment 20. As previously requested, please explain why you believe that your planned product is useful for your intended markets (i.e., financial services, entertainment/gaming, and large enterprises).

Response

We have revised our disclosure in the section captioned “Market Opportunity” by adding the following to the end of the first paragraph:

“Large enterprises, financial services companies and entertainment/gaming companies who are currently using the web to market their business can utilize our planned software to deliver data to their customer’s smart phone at prescribed intervals or based on some event that occurs rather than the customer performing a search or requesting an existing report, video or other data type. By sending information directly to the customer, the customer needs are better served and there is less risk of the customer browsing the web and seeing what a competitor is doing or offering.”

Market Opportunity, page 26

14.

As previously requested in prior comment 21, with respect to every third-party statement in your prospectus, please disclose the date of each report from which the statement is derived, and provide us with copies of the relevant portions of the industry research reports you cite. In addition, to expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

Response

In accordance with your request, we have attached the corresponding report to this letter.

15.

We note your response to prior comment 22. Please explain here, and on page 28, why you believe that the need for push technology over the web/through email or through mobile device applications is rapidly growing.

Response

Please see our response to comment 13 above.

16.

In the second paragraph of this section, you state that you intend to target the “1.5 trillion global Financial Services industry.” The referenced material actually states that overall global IT spending in 2010 was $1.5 trillion. It appears that your planned product will only address a fraction of this market. As such, please delete the first sentence of the second paragraph of this section.

Response

In accordance with your recommendation, we have deleted the first of the second paragraph of this section.

17.

In the second paragraph of this section, you refer to “Bookedbyus software.” Please disclose that you are referring to software licensed from Digital Programa Inc., and resold by you. In addition, it is unclear why management believes that such software “represents a very promising prospective trend.”

Response

We have deleted the last sentence of the second paragraph of this section.

Wireless Advertising, page 28

18.

Despite your response to prior comment 25, the final paragraph still states that you believe that the number of mobile video viewers will have a compound annual growth rate of 22.8% from 2009 through 2014. As previously requested, please provide support for this statement, or delete.

Response

We have deleted the subject paragraph.

Management’s Discussion and Analysis

Capital Resources and Liquidity, page 60

19.

Consistent with your risk factor disclosure on page 8, please revise the penultimate and last sentences of the first paragraph of this section to clarify that you need to raise additional capital after the current offering terminates, regardless of the amounts raised by the current offering. Make a similar revision to the first paragraph of “Plan of Operations” on page 61.

Response

We have replaced the subject sentences with the following disclosure:

“The amount of the offering will likely allow us to operate for at least one year however, due to the fact that there is no minimum on sold shares, you may be investing in a company that will not have the funds necessary to fully develop its Plan of Operations.

We are highly dependent upon the success of the anticipated offering described herein. Therefore, the failure thereof would result in need to seek capital from other resources such as private placements in the Company’s common stock or debt financing, which may not even be available to the Company. However, if such financing were available, because we are a development stage company with no or limited operations to date, it would likely have to pay additional costs associated with such financing and in the case of high risk loans be subject to an above market interest rate. At such time these funds are required, management would evaluate the terms of such financing.  If the company cannot raise additional proceeds via such financing, it would be required to cease business operations.”

We have replaced the last two sentences of the first paragraph of the section captioned “Plan of Operations” as follows:

“The amount of the offering will likely allow us to operate for at least one year however, due to the fact that there is no minimum on sold shares, you may be investing in a company that will not have the funds necessary to fully develop its Plan of Operations.

We are highly dependent upon the success of the offering described herein. Therefore, the failure thereof would result in need to seek capital from other resources such as private placements in the Company’s common stock or debt financing, which may not even be available to the Company. However, if such financing were available, because we are a development stage company with no or limited operations to date, it would likely have to pay additional costs associated with such financing and in the case of high risk loans be subject to an above market interest rate. At such time these funds are required, management would evaluate the terms of such financing.  If the company cannot raise additional proceeds via such financing, it would be required to cease business operations.”

Results of Operations, page 61

20.

We note your response to prior comment 26 and your statement that there is “no historical financial information about you.” You have been in existence since December 27, 2007, and entered into your licensing agreement on January 1, 2011. Please expand this section to provide a more detailed discussion and analysis of material changes to your results for the most recent quarter, compared with your results for the corresponding quarter in the prior year. Include similar disclosure comparing your most recent fiscal year with the prior fiscal year. See Items 303(a) and 303(b) of Regulation S-K, and for guidance, refer to SEC Release No. 33-8350.

Response

In accordance with your recommendation, we have revised our disclosure as follows:

“Results of Operations

At May 31, 2012, the Company was not engaged in continued business and has been primarily involved in development stage activities to date. There is minimal historical operational information about us on which to base an evaluation of our performance. We have been in existence since December 27, 2007, and entered into a licensing agreement with Digital Programma, Inc. on January 1, 2011. We are a development stage company with minimal operations and have generated $22,820 in revenue. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, and possible delays in our planned product development.

We had no revenue for the three months ended May 31, 2012. Total expenses in the three months ended May 31, 2012 were $3,469 as compared to total expenses for the three ended May 31, 2011 of $17,188 resulting in a net loss for the three months ended May 31, 2012 of $3,469 as compared to a net loss of $17,188 for the three months ended May 31, 2011. The net loss for the period is a result of Amortization of $125, Professional fees of $2,800 and General and administrative expense of $544 as compared to Amortization of $188, Professional fees of $17,000 and General and administrative expense of nil for the three months ended May 31, 2011.

We had $22,820 in revenue for the nine months ended May 31, 2012. Total expenses in the nine months ended May 31, 2012 were $11,411 as compared to total expenses for the nine ended May 31, 2011 of $20,163 resulting in net income for the nine months ended May 31, 2012 of $11,409 as compared to a net loss of $20,163 for the nine months ended May 31, 2011. The net income for the period is a result of revenue of $22,820 less Amortization of $375, Professional fees of $8,800 and General and administrative expense of $2,236 as compared to nil revenue, Amortization of $313, Professional fees of $18,967 and General and administrative expense of $544 for the nine months ended May 31, 2011.”

Off-balance sheet arrangements, page 61

21.

You state that “[o]ther than the funds from Mr. Person described above,” you have no off-balance sheet arrangements. Please tell us the basis for your belief that Mr. Person’s indication that he might provide the company up to $20,000 may be referred to as an “off-balance sheet arrangement,” delete this statement, or provide a detailed description of any other arrangement with Mr. Person that is an “off-balance sheet arrangement” within the meaning of that term.

Response

In accordance with your recommendation, we have deleted the subject statement.

Plan of Operations, page 61

22.

You entered into your licensing agreement for Digital Programa’s software on January 1, 2011. Please expand your disclosure in this section to explain why it appears that you need to further develop the licensed software.

Response:

We have revised our disclosure in paragraphs 5 and 7 in this section as follows:

“The Company will retain consultants to develop its brand including packaging for its products, website and outsource programming for development of its eDrive software for its planned initial products.  We have budgeted $170,000 to develop eDrive software. Software development expense will include Beta testing eDrive, expanding the database to accept additional data types and enhancing “push technology to include imbedded graphical designs, The Company feels that within 150 days of the date of this offering it plans to launch its product package design, initial website development, logo development, beta testing of the eDrive product and it is our hope to enter into a licensing agreement with a major studio and a financial institute.”

“During the second phase of planned operations, we intend to introduce iDrive a white label smart phone application. We have budgeted $293,750 for software development and programming of iDrive which will include updating the iDrive support for iOS6, OSX11, and newer version of operating systems like Blackberry, Windows and Android, adding security enhancements like 3D facial recognition and providing secure payment applications supporting Apples IOS6 Passport. In addition, the Company plans to provide customer driven feature enhancements to its software at a planned expense of $171,250.  The Company plans to implement the second stage of its marketing strategy through additional online advertising with an estimated cost of an additional $20,000 (total online advertising costs for the first phase and the second phase is estimated to cost $35,050). BBU will target Value Added Resellers that have relationships in the target end user companies.. By affiliating with these companies through a VAR (Value Added Reseller) model, Bookedbyus intends to extend their finance solutions and marketing to the wireless users through Smartphone applications and push technology. In essence we should leverage the existing supplier-customer relationships within the industry in a non-threatening way. We should complete this second phase at approximately 300 days following the date of this offering and we do not anticipate further expenses for website development.”

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 63

23.

We note that during November 2011, your former auditor withdrew its services as auditor of the Company. Please revise to indicate whether the auditor resigned or declined to stand for re-election pursuant to Item 304(a)(1)(i). Also, please state whether the change in auditor was recommended or approved by your audit committee or board of directors pursuant to Item 304(a)(1)(iii). Further, please file as an exhibit, an updated letter from the former auditor addressed to the Commission stating whether the auditor agrees with the statements made by you about the auditor and, if not, stating the respects in which the auditor does not agree.

Response

In accordance with your request, paragraphs one and five of the section captioned “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” have been revised as follows:

“On November 7, 2011, James Stafford Chartered Accountants (“James Stafford”), resigned as the independent registered public accounting firm of the Company.”

“On November 22, 2011 the Board of Directors of the Company approved the resignation of James Stafford and resolved to engage the independent registered public accounting firm of De Joya Griffith & Company. (“De Joya Griffith”), the Company’s new independent registered public accountants, which appointment De Joya Griffith has accepted with the resignation of James Stafford.”

Executive Compensation, page 64

24.

We note your response to prior comment 31. Please include narrative disclosure explaining why you paid Mr. Person and Ms. Fox the amounts paid for the periods presented. See Item 402(o) of Regulation S-K.

Response

We have revised our disclosure in accordance with your recommendation as follows:

“During the stages of formation and development, the Company agreed to pay management fees to its executive officers. No written agreement exists:”

In addition, please see our revised disclosure in comment 26 below.

25.

We note your response to prior comment 32. The first paragraph on page 56 appears to refer to Ms. Fox as a “former officer and director.” Please explain.

Response

The reference to Ms. Fox as a “former officer and director” is an error. We have corrected our disclosure as follows:

“As at August 31, 2011, the amounts due to related parties consist of $nil (2010 - $21,775) payable to an officer of the Company.”

26.

The disclosure following the summary compensation table indicates that you accrued certain amounts owed to Mr. Person and Ms. Fox. Please confirm that the summary compensation table includes any amounts deferred in the appropriate column for the fiscal year in which it was earned. See Instruction 4 to Item 402(n) of Regulation S-K. In addition, revise the disclosure following the table to clearly explain the amounts accrued and the amounts actually paid each year. Finally, please disclose whether any amounts were still owed to Mr. Person and Ms. Fox as of the end of your most recent fiscal year.

Response

We have revised our disclosure as follows:

The table below summarizes all compensation awarded to, earned by, or paid to our named executive officers and director for all services rendered in all capacities to us for the period from inception through August 31, 2011.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David Batrick	2007	0	0	0	0	0	0	0	0
	2008	0	0	0	0	0	0	0	0
	2009	0	0	0	0	0	0	0	0
Fred Person[1] President	2009	0	0	0	0	0	0	0	0
	2010	12,000	0	0	0	0	0	0	12,000
	2011	0,000	0	0	0	0	0	0	0
Susan Fox[2] Secretary	2008	8,000	0	0	0	0	0	0	8,000
	2009	12,000	0	0	0	0	0	0	12,000
	2010	0	0	0	0	0	0	0	0
	2011	0	0	0	0	0	0	0	0

We did not pay nor did we accrue any salaries in 2011. We do not anticipate beginning to pay salaries until we have adequate funds to do so. There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of our officer and director other than as described herein.

1 During the year ended 31 August 2011, the Company accrued Management Fees in the amount of $Nil to Fred Person (2010 - $12,000, 2009 - $Nil, cumulative - $12,000). As at 31 August 2010, the amounts due to Fred Person (see Financial Statements for the period ended August 31, 2011, Note 4) consist of $14,475 including accrued Management Fees of $12,000. On 31 March 2011, the Company issued 2,895,000 common shares of the Company, valued at $0.005 per common share, to Fred Person to settle the amount of $14,475. As of August 31, 2011, no amounts were owed to Mr. Person.

2 During the year ended 31 August 2011, the Company accrued Management Fees in the amount of $Nil to Susan Fox (2010 - $Nil, 2009 - $12,000, 2008 - $8,000, cumulative - $20,000). As at 31 August 2010, the amounts due to Susan Fox (see Financial Statements for the period ended August 31, 2011, Note 4) consist of $21,775 including Management Fees of $20,000. On 31 March 2011, the Company issued 4,355,000 common shares of the Company, valued at $0.005 per common share, to Susan Fox to settle the amount of $21,775. As of August 31, 2011, no amounts were owed to Susan Fox.

Certain Relationships and Related Transactions, page 67

27.

Please disclose the principle followed in valuing your shares at $0.005 per common share as of March 31, 2011, the date you issued shares to Mr. Person and Ms. Fox to pay their management fees. See Items 404(d)(2) and 404(c)(1)(i) of Regulation S-K.

Response

We have revised our disclosure in the section captioned “Certain Relationships and Related Party Transactions” as follows:

“The value of our shares was arbitrarily determined by Bookedbyus and did not bear any relationship to assets, earnings, book value, or any other objective criteria of value. Among the factors considered were:

no established public market for the Company’s shares;

our lack of operating capital and,;

the risk associated with our lack of profitable operating history.”

28.

Please tell us whether you have a management agreement with Mr. Person and Ms. Fox. If you have a management agreement, please disclose the material terms of the agreement and file the agreement as an exhibit. See Items 404(d)(1), 404(a)(6), and 601(b)(10) of Regulation S-K. If the agreement is an oral agreement, please draft a written description of the material terms of the agreement and file it as an exhibit. For guidance, refer to Question 146.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

Response

No management agreement exists.

29.

On page 56, you disclose a March 31, 2011 payment to a company with an officer in common. You do not appear to have provided any disclosure pursuant to Item 404(d) of Regulation S-K. Please revise or advise.

Response

We have revised our disclosure in the section captioned Executive Compensation and have included the following:

“Susan Fox is an officer of Casting Workbook Inc. The Company settled the balance due to Casting Workbook Inc. in the amount of $9,100 by issuing 1,820,000 common shares of the Company.”

Available Information, page 67

30.

In the first sentence of the second paragraph of this section, you state that you intend to furnish your shareholders annual reports. This appears to be inconsistent with your disclosure in the second sentence of the immediately following paragraph. Please revise.

Response

We have deleted the first and second sentences of the ‘immediately following” paragraph.

We trust you are in agreement with our responses

Sincerely,

/s/ Fred Person

President